FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 24th May, 2002

....

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

ANNOUNCEMENT

As of Monday, 27 May 2002, a dividend of euro 1.10 per share will be payable for 2001, in accordance with the resolution passed at the Ordinary General Meeting of the Shareholders of National Bank of Greece on 24 April 2002.

Shareholders entitled to a dividend are those registered, as at the closing of the Athens Stock Exchange session of 24 April 2002, in the Central Securities Depository or the Bank's list of shareholders, depending on whether their shares are dematerialized or not.

For those shareholders who have duly designated a deposit account number, the dividend will be paid into their account with the Bank. The remaining shareholders (or their legal representatives) can collect their dividend from any one of the Bank's Branches by presenting their dividend payment certificate, which they will receive from the Bank by mail, and their legalization documents (i.e. identity card, passport, duly certified power of attorney etc.), as the case may be.

Shareholders are reminded that the dividend will not be payable after the lapse of five years.

For any further enquiries, shareholders are kindly requested to contact the Shareholders Subdivision (tel. Nos (0)10 334 3414 – 21)

Athens, 23 May 2002

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201